UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes    ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated February 8, 2007

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC. (Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: February 8, 2007		Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated February 8, 2007

EXHIBIT 99.1

NEWS RELEASE

Canada’s Games will sparkle: Birks announces sponsorship of the

Vancouver 2010 Winter Games

Birks announced as Official Supplier of Jewellery

as part of 100th Anniversary Celebration in Vancouver

Vancouver, BC (February 7, 2007) – The Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games (VANOC) and Birks & Mayors Inc. (Amex: BMJ) announced today that Birks, Canada’s premier luxury brand has been named Official Supplier of Jewellery. Details of the new partnership were shared with employees and customers as part of Birks’ 100th Anniversary celebration in Vancouver. As a Tier III supplier, Birks will provide VANOC with a uniquely Canadian gifting and licensed merchandise program that will commemorate the 2010 Olympic and Paralympic Winter Games.

“This important initiative was born of shared values and of Birks’ commitment to delivering an incredible brand experience to a national and international audience,” stated Thomas A. Andruskevich, president and CEO, Birks & Mayors. “We are extremely proud to take part in this journey that honours our best athletes and celebrates excellence as the Vancouver 2010 Winter Games shine on the world wide stage. Canadians look to Birks to mark the most important celebrations in their lives which is why Birks wants to commemorate this important moment in Canadian history.”

The six-year partnership designates Birks as an Official Supplier of the 2010 Winter Games, including sponsorship rights for the Canadian teams participating at the Beijing 2008, Vancouver 2010 and London 2012 Olympic Games.

“We are delighted to welcome over 1,100 employees of Birks & Mayors Inc. to the Vancouver 2010 family,” said John Furlong, CEO, VANOC. “Birks has a proud Canadian heritage and it is an honour to participate in their Vancouver centennial celebration with this exciting announcement.”

Birks will create licensed products bearing the Vancouver 2010 Olympic and Paralympic Winter Games marks as well as the Canadian Olympic team emblem. Birks will also be the exclusive licensee for distinctive collections of fine jewellery retailed at over $150. These exclusive products will include necklaces, earrings, pendants and rings bearing the Olympic and Paralympic marks. All Canadians will have an opportunity to purchase a unique 2010 Winter Games jewellery item wrapped in the Birks iconic blue box, when these collections are launched throughout Birks retail stores, website and network of corporate sales representatives in Canada, by the beginning of 2008.

About Birks & Mayors Inc.

Birks & Mayors Inc. (Amex: BMJ) is a leading operator of luxury jewellery stores in Canada and the United States. The Company operates 38 stores (Birks Brand) across most major metropolitan markets in Canada and 29 stores (Mayors Brand) across Florida and Georgia. Founded in 1879, Birks is Canada’s premier designer and retailer of fine jewellery, timepieces and giftware. In addition, Birks offers a full range of corporate gifts, estate jewellery, and gift and wedding registry services. Birks also has six corporate sales offices and offers catalogue and on-line shopping. For more information please visit www.birks.com.

About VANOC

VANOC is responsible for the planning, organizing, financing and staging of the XXI Olympic Winter Games and the X Paralympic Winter Games in 2010. The 2010 Olympic Winter Games will be staged in Vancouver and Whistler from February 12 to 28, 2010. Vancouver and Whistler will host the Paralympic Winter Games from March 12 to 21, 2010.

VANOC's marketing program is focused on securing mutually rewarding partnerships with shared values to generate sufficient revenue to host successful Winter Games in 2010 and to leave a financial legacy for sport. VANOC’s International Partners include Coca-Cola, Atos Origin, GE, McDonald’s, Omega and Visa. VANOC's National Partners are Bell Canada, Hbc, RBC Financial Group, GM Canada, Petro-Canada, and RONA. VANOC’s Official Supporters include the British Columbia Lottery Corporation, Canadian Pacific, Ricoh Canada Inc., the Royal Canadian Mint and Teck Cominco Limited. VANOC’s Official Suppliers are Dow Canada, EPCOR, Haworth Canada and Workopolis.

For more information:

For BIRKS:
Michelle Laberge
Director of Public Relations
Birks & Mayors Inc.
514.871-4059 or 514-516-0027
mlaberge@birksandmayors.com

For VANOC:
Mary Fraser
Vancouver 2010 Communications
778-328-3667
mary_fraser@vancouver2010.com